UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549






                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934




                         CHOICE ONE COMMUNICATIONS INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    17038P104
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                                 (CUSIP Number)


                                 August 1, 2000
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[X]      Rule 13d-1(c)

[ ]      Rule 13d-1(d)




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


CUSIP No.         17038P104
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     1.  Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         RONALD H. VANDERPOL
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     2.  Check the appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
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     3.  SEC Use Only
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     4.  Citizenship.

         UNITED STATES OF AMERICA
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                  5.  Sole Voting Power                   6,167,819
                  --------------------------------------------------------------
Number of
Shares            6.  Shared Voting Power                 -0-
Beneficially      --------------------------------------------------------------
Owned by
Each              7.  Sole Dispositive Power              6,167,819
Reporting         --------------------------------------------------------------
Person With
                  8.  Shared Dispositive Power            -0-
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     9.  Aggregate Amount Beneficially Owned by Each Reporting Person
               6,167,819
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    10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (11)   16.3%
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    12.  Type of Reporting Person   IN
--------------------------------------------------------------------------------


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


Item 1.

      (a)   Name of Issuer:   Choice One Communications Inc.
      (b)   Address of Issuer's Principal Executive Offices:

            100 Chestnut Street
            Rochester, New York  14604-2417


Item 2.

      (a)   Name of Person Filing:     Ronald H. VanderPol
      (b)   Address of Principal Business Office or, if none, Residence:
            c/o RVP Development, Inc.
            20 Monroe Avenue
            Suite 450
            Grand Rapids, Michigan  49503
      (c)   Citizenship:                  United States of America
      (d)   Title of Class of Securities: Common Stock, par value $.01 per share
      (e)   CUSIP Number:                 17038P104


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
              78o);

      (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

      (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

      (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

      (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

      (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

      (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

      (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


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


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)      Amount beneficially owned: 6,167,819
      (b)      Percent of class:  16.3%
      (c)      Number of shares as to which the person has:
               (i)    Sole power to vote or to direct the vote
                         6,167,819
               (ii)   Shared power to vote or to direct the vote
                         -0-
               (iii)  Sole power to dispose or to direct the disposition of
                         6,167,819
               (iv)   Shared power to dispose or to direct the disposition of
                         -0-

Item 5.  Ownership of Five Percent or Less of a Class

           Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           Not applicable.


Item 8.  Identification and Classification of Members of the Group

           Not applicable.


Item 9.  Notice of Dissolution of Group

           Not applicable.


Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      August 21, 2000
                                         ---------------------------------------
                                                           Date


                                                 /s/ Ronald H. VanderPol
                                         ---------------------------------------
                                                       Signature


                                                     Ronald H. VanderPol
                                         ---------------------------------------
                                                            Name



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